

SEC
Mail Processing SECU
Section

12011293

[MISSION

MAY 25 2012

Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34781

FACING PAGE
**Information Requested of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___April 1, 2011___ AND ENDING ___March 31, 2012___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ridgewood Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Philips Parkway
_____
(No. and street)

Montvale   NJ   07645
_____(City)_____   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Strasberg   **201-447-9000**
_____   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
_____
(Name – *if individual, state last, first, middle name*)

100 Kimball Drive   Parsippany   NJ   07054
_____(Address)_____   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

RIDGEWOOD SECURITIES CORPORATION

TABLE OF CONTENTS

This report contains (check all applicable boxes):

<table>
<tr><td>☒</td><td></td><td>Independent Auditors' Report.</td></tr>
<tr><td>☒</td><td>(a)</td><td>Facing page.</td></tr>
<tr><td>☒</td><td>(b)</td><td>Statement of Financial Condition.</td></tr>
<tr><td>☒</td><td>(c)</td><td>Statement of Operations.</td></tr>
<tr><td>☒</td><td>(d)</td><td>Statement of Cash Flows.</td></tr>
<tr><td>☒</td><td>(e)</td><td>Statement of Changes in Stockholder's Equity.</td></tr>
<tr><td>☐</td><td>(f)</td><td>Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).</td></tr>
<tr><td>☒</td><td></td><td>Notes to Financial Statements.</td></tr>
<tr><td>☒</td><td>(g)</td><td>Computation of Net Capital.</td></tr>
<tr><td>☒</td><td>(h)</td><td>Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.</td></tr>
<tr><td>☒</td><td>(i)</td><td>Information Relating to the Possession or Control Requirements Under Rule 15c3-3.</td></tr>
<tr><td>☐</td><td>(j)</td><td>A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).</td></tr>
<tr><td>☐</td><td>(k)</td><td>A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).</td></tr>
<tr><td>☒</td><td>(l)</td><td>An Oath or Affirmation.</td></tr>
<tr><td>☐</td><td>(m)</td><td>A copy of the SIPC Supplemental Report (not required).</td></tr>
<tr><td>☒</td><td>(n)</td><td>A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).</td></tr>
</table>

AFFIRMATION

I, Robert E. Swanson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Ridgewood Securities Corporation, as of and for the year ended March 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____   _____
Signature   Date

Robert E. Swanson
President and Chief Executive Officer

Jeanne Thompson
A Notary Public of New Jersey
My Commission Expires May 3, 2017

Subscribed and sworn to before me
on this 23 day of May , 2012

_____
Notary Public

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054 USA

Tel: (973) 602-6000
Fax: (973) 602-5050
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Ridgewood Securities Corporation
Montvale, NJ

We have audited the accompanying statement of financial condition of Ridgewood Securities Corporation (the "Company") as of March 31, 2012, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ridgewood Securities Corporation at March 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

May 23, 2012

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2012

ASSETS

ASSETS:

Cash and cash equivalents	$ 442,075
Certificate of deposit	50,000
Due from affiliates	2,500
Prepaid and other assets	51,830
TOTAL ASSETS	$ 546,405

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 80,966
Due to affiliates	48,485
Total liabilities	129,451

STOCKHOLDER'S EQUITY:

Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	9,000
Retained earnings	406,954
Total stockholder's equity	416,954
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 546,405

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2012

REVENUES:	
Selling commissions	$4,916,452
Placement fees	382,086
Interest and other income	777
Total revenue	5,299,315
EXPENSES:	
Compensation and benefits	3,833,263
Selling expenses	705,969
Professional fees	757,814
Regulatory fees	67,038
Total expenses	5,364,084
LOSS BEFORE INCOME TAXES	64,769
INCOME TAX EXPENSE	3,256
NET LOSS	$ 68,025

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (68,025)
Changes in operating assets and liabilities:	
Decrease in prepaid and other assets	9,649
Decrease in accounts payable and accrued expenses	(16,897)
Increase in due from affiliates	2,500
Decrease in due to affiliates	(18,453)
Net cash used in operating activities	(91,226)
CASH AND CASH EQUIVALENTS — Beginning of year	533,301
CASH AND CASH EQUIVALENTS — End of year	$ 442,075
SUPPLEMENTAL DISCLOSURE — Cash paid for income taxes	$ 581

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2012

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — March 31, 2011	1,000	$ 1,000	$ 9,000	$ 474,979	$ 484,979
Net loss	-	-	-	(68,025)	(68,025)
BALANCE — March 31, 2012	1,000	$ 1,000	$ 9,000	$ 406,954	$ 416,954

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED MARCH 31, 2012

1. BACKGROUND

Ridgewood Securities Corporation (the "Company") was incorporated in September 1983, under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of related party limited liability company shares for which Ridgewood Capital Management LLC, Ridgewood Renewable Power LLC, and Ridgewood Energy Corporation (companies affiliated through common ownership) act as managers.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of, or custody of, customer funds.

Subsequent events have been evaluated through May 23, 2012, which is the date these financial statements were available to be issued.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The accompany financial statements are presented using accounting principles generally accepted in the United States of America ("U.S. GAAP"), in all material respects. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition — The Company recognizes revenue from services rendered, which include placement fees and selling commissions, in connection with broker dealer activities. Placement fees and initial selling commissions, after meeting the minimum offering amount of the trust, are recognized when the subscription process is complete. Reimbursable selling expenses are billed at cost and associated revenue recorded as *Selling commissions* as incurred. Additionally, the Company may receive, and record as *Selling commissions* at the time of receipt, an allocation of distributions from funds managed by its affiliates resulting from the Company's sales to customers.

Interest income is recorded when earned.

Fair Value of Financial Instruments — As of March 31, 2012, the carrying value of assets and liabilities approximates their fair value due to their short-term nature.

Income Taxes — The Company files an S Corporation tax return. No provision is made for federal income taxes in the accompanying financial statements as the income and losses of the Company are passed through and included in the income tax return of the stockholder. However, the Company is subject to state income taxes. A tax benefit from an uncertain tax position is to be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. There are no significant uncertain tax positions requiring recognition in the Company's financial statements.

Statement of Financial Condition Captions — The following are a summary of specific account captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents — The Company considers all highly liquid investments with maturities, when purchased, of three months or less as cash and cash equivalents.

Certificate of Deposit – Represents a bank certificate of deposit with a maturity of longer than three months at the date of purchase. Accrued interest is recorded as part of prepaid and other assets.

Prepaid and Other Assets — Prepaid and other assets consist primarily of prepaid fees to the Financial Industry Regulatory Authority, Inc. and prepaid insurance.

Accounts Payable and Accrued Expenses — Accounts payable and accrued expenses consists primarily of accounting fees, legal fees, and administrative expenses.

3. **RELATED-PARTY TRANSACTIONS**

All revenue other than interest income is earned from limited liability companies whose managers are affiliates of the Company.

Affiliated companies provide certain office space and other services to the Company. For the year ended March 31, 2012, the Company paid $681,000 in professional fees, which is included in *Professional fees* on the Statement of Operations and $40,000 in rent expense to affiliated companies, which is included in *Selling expenses* on the Statement of Operations.

4. **RETIREMENT PLAN**

Employees may participate in a voluntary defined contribution retirement plan. Employee contributions are matched fifty cents on the dollar up to three percent of salary. Voluntary and employer contributions are fully vested at the time of contribution. For the year ended March 31, 2012, employer contributions were $65,487, which is included in *Compensation and benefits* on the Statement of Operations.

5. **INCOME TAXES**

For the year ended March 31, 2012, the Statement of Operations reflects income tax expense of $3,256. The income tax expense reflects the current state expense to the states of New Jersey, Massachusetts and California. The Company had prepaid state income tax of $825 included in *Prepaid and other assets* on the Statement of Financial Condition and no deferred taxes at March 31, 2012.

The Company is no longer subject to U.S. or state income tax examinations by tax authorities for years before 2009.

6. **COMMITMENTS**

The Company leases office facilities under non-cancelable leases. Rent expense for the year ended March 31, 2012 is included in *Selling expenses* and totaled $153,476. This rent amount is fully reimbursed by its affiliates with the reimbursement being recorded as *Selling commissions*. As of March 31, 2012, future minimum payments required under the lease total $357,024, with such payments due in accordance with the following schedule:

April 1, 2012 to March 31, 2013	$158,177
April 1, 2013 to March 31, 2014	140,457
April 1, 2014 to August 31, 2014	58,390

7. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as these terms are defined by the rule, subject to minimum net capital requirements. As of March 31, 2012, the Company had net capital of $362,430, which was $353,800 in excess of its required net capital of $8,630. The Company's net capital ratio was 0.357 to 1 as of March 31, 2012.

* * * * * *

RIDGEWOOD SECURITIES CORPORATION

SCHEDULE G

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF MARCH 31, 2012

NET CAPITAL:
Stockholder's equity

$416,954

Nonallowable assets:
Prepaid and other assets

54,330

Penalty on hypothetical early withdrawal of certificate of deposit

194

    Total non-allowable assets

54,524

NET CAPITAL

$362,430

AGGREGATE INDEBTEDNESS:
Liabilities

$129,451

MINIMUM NET CAPITAL REQUIREMENT:
(6-2/3% of aggregate indebtedness or $5,000, whichever is greater)

8,630

EXCESS NET CAPITAL

$353,800

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

0.357

There are no material differences between the above computation and that filed with the Company's unaudited FOCUS report (Form X-17A-5) filed on April 25, 2012. Therefore, no reconciliation is deemed necessary.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND
DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF MARCH 31, 2012**

Exemption under Section (k)(2)(i) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934 in
that the Company's activities are limited to those set forth in the conditions for exemption appearing in
paragraphs (k)(2)(i) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054 USA

Tel: (973) 602-6000
Fax: (973) 602-5050
www.deloitte.com

May 23, 2012

Ridgewood Securities Corporation
14 Philips Parkway
Montvale, NJ 07645

In planning and performing our audit of the financial statements of Ridgewood Securities Corporation (the "Company") as of and for the year ended March 31, 2012 (on which we issued our report dated May 23, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054 USA

Tel: (973) 602-6000
Fax: (973) 602-5050

www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of Ridgewood Securities Corporation
Montvale, NJ 07645

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by Ridgewood Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and proof of payment to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

May 23, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended _March 31_, 20 _12_
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33 REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for
urposes of the audit requirement of SEC Rule 17a-5:

```
034781   FINRA   MAR
RIDGEWOOD SECURITIES CORP
ATTN MIRNA VALDES
14 PHILIPS PKWY
MONTVALE NJ 07645-1811
```

Note: If any of the information shown on the
mailing label requires correction, please e-mail
any corrections to form@sipc.org and so
indicate on the form filed.

Name and telephone number of person to
contact respecting this form.

_____

. A. General Assessment (item 2e from page 2) $ _____13,248_____

B. Less payment made with SIPC 6 filed (exclude interest)   (_____7,920_____)

            Date Paid

C. Less prior overpayment applied   (_____—_____)

D. Assessment balance due or (overpayment)   _____5,328_____

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____—_____

F. Total assessment balance and interest due (or overpayment carried forward) $ _____5,328_____

G. PAID WITH THIS FORM:
    Check enclosed, payable to SIPC
    Total (must be same as F above) $ _____5,328_____

H. Overpayment carried forward $(_____)

Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

e SIPC member submitting this form and the
rson by whom it is executed represent thereby
at all information contained herein is true, correct
d complete.

Ridgewood Securities Corporation
(Name of Corporation, Partnership or other organization)

Mirna Valdes
(Authorized Signature)

ted the _1_ day of _May_, 20 _12_.

V. P. + Account Admin
(Title)

is form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form
· a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _April_, 20_11_
and ending _March 31_, 20_12_

Eliminate cents

n No.

Total revenue (FOCUS Line 12,Part IIA Line 9, Code 4030) $ _5,299,315_

Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

       Total additions _____

Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii) _____

       Total deductions _____

SIPC Net Operating Revenues $ _5,299,315_

General Assessment @ .0025 $ _13,248_

(to page 1, line 2.A.)

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